UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Cambium Learning Group, Inc.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

13201A107

(CUSIP Number of Class of Securities (Underlying Common Stock))

John Campbell

Chief Executive Officer

Cambium Learning Group, Inc.

17855 North Dallas Parkway, Suite 400

Dallas, Texas 75287

(214) 932-9500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven E. Siesser, Esq.

Peter H. Ehrenberg, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 272-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,090,501	$148.75

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. The new options have an estimated value of $1,090,501 calculated using the Black-Scholes method based on a price per share of common stock of $1.34, the average of the high and low prices of the Issuer’s common stock as reported on The NASDAQ Capital Market on June 21, 2013.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per $1,000,000 of the aggregate amount of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3

SIGNATURE

EXHIBITS
Offer to Exchange Certain Outstanding Stock Options for New Stock Options
Form of E-mail Communication to Eligible Optionholders of Cambium Learning Group, Inc.
Form of Communication to Eligible Optionholders of Cambium Learning Group, Inc.
Form of Election Form
Notice of Withdrawal
Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form
Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal
Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer
Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer
Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer
Form of Reminder Communication to Eligible Optionholders about the Exchange Offer
Cambium Learning Group, Inc. 2009 Equity Incentive Plan
Form of Stock Option Agreement for the Cambium Learning Group, Inc. 2009 Stock Incentive Plan

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet–Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated June 24, 2013, attached hereto as Exhibit (a)(1)(A) (the “Offering Memorandum”), is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The issuer is Cambium Learning Group, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 17855 North Dallas Parkway, Suite 400, Dallas, Texas 75287 and the telephone number of its principal executive offices is (214) 932-9500.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain current U.S. employees of the Company and its subsidiaries who have been selected by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee” and such employees who have been selected by the Committee, “Eligible Optionholders”) to receive the opportunity to exchange all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (“Eligible Options”), previously granted under the Cambium Learning Group, Inc. 2009 Equity Incentive Plan (the “Plan”) for the grant of new options to purchase shares of the Company’s common stock (the “New Options”). The New Options will be granted pursuant to the Plan. The number of shares of Company common stock subject to the New Options will be calculated pursuant to an exchange ratio determined by the Compensation Committee for each Eligible Optionholder. To remain eligible to tender Eligible Options for exchange and cancellation, and receive New Options, an Eligible Optionholder must continue to be an employee of the Company or any of its subsidiaries through the date the exchange offer expires and must not have received nor given a notice of resignation or termination on or before the date the exchange offer expires. As of June 21, 2013, options to purchase approximately 1,757,000 shares of the Company’s common stock were eligible for exchange in the exchange offer, of which 1,303,750 have an exercise price of $4.50 per share, 54,375 have an exercise price of $4.81 per share and 399,375 have an exercise price of $6.50 per share. The actual number of stock options to be exchanged in the exchange offer will depend on the number of Eligible Options surrendered by Eligible Optionholders and accepted for exchange. The Company is making the exchange offer upon the terms and conditions set forth in the Offering Memorandum and in the related accompanying documents, including the Election Form and Withdrawal Form, attached hereto as Exhibit (a)(1)(D) and Exhibit (a)(1)(E), respectively.

The information set forth in the Offering Memorandum under “Summary Term Sheet–Questions and Answers,” “This Exchange Offer–Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “This Exchange Offer–Acceptance of Eligible Options for Exchange; Issuance of New Options,” “This Exchange Offer–Price Range of Our Common Stock” and “This Exchange Offer–Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under “This Exchange Offer–Price Range of Our Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Offering Memorandum under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Offering Memorandum under “Summary Term Sheet–Questions and Answers,” “This Exchange Offer–Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “This Exchange Offer–Procedures for Tendering Eligible Options,” “This Exchange Offer–Withdrawal Rights,” “This Exchange
Offer–Acceptance of Eligible Options for Exchange; Issuance of New Options,” “This Exchange Offer–Source and Amount of Consideration; Terms of New Options,” “This Exchange Offer–Information Concerning Us; Financial Information,” “This Exchange Offer–Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” “This Exchange Offer–Legal Matters; Regulatory Approvals,” “This Exchange Offer–Material United States Tax Consequences” and “This Exchange Offer–Extension of Exchange Offer; Amendment” is incorporated herein by reference.

(b) Purchases. Eligible Optionholders who are officers and/or directors of the Company will be eligible to participate in the exchange offer on the same terms and conditions as other Eligible Optionholders, except that the exchange ratio set by the Compensation Committee for determining the number of shares of the Company’s common stock subject to the New Options granted to such officers and directors may be different than the exchange ratios for other eligible optionholders. The information set forth in the Offering Memorandum under “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under “This Exchange Offer–Procedures for Tendering Eligible Options” and “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The Plan and the related form of stock option agreement included with the exchange offer and attached hereto as Exhibits (d)(1) and (d)(2) also contain information regarding the Company’s securities.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offering Memorandum under “This Exchange Offer–Purpose of This Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under “This Exchange Offer–Acceptance of Eligible Options for Exchange; Issuance of New Options” and “This Exchange Offer–Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum under “Summary Term Sheet–Questions and Answers” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Offering Memorandum under “This Exchange Offer–Source and Amount of Consideration; Terms of New Options” and “This Exchange Offer–Fees and Expenses” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Offering Memorandum under “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offering Memorandum under “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

Item 10.	Financial Statements

(a) Financial Information. The information set forth in Part II, Item 8, Financial Statements and Supplementary Data, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in Part 1, Item 1, Financial Statements, in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2013 is incorporated herein by reference. The financial information contained in the Offering Memorandum under “This Exchange Offer–Information Concerning Us; Financial Information” and referenced in “This Exchange Offer–Additional Information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under “Risk Factors,” “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” and “This Exchange Offer–Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.

(a)(1)(B)	Form of E-mail Communication to Eligible Optionholders of Cambium Learning Group, Inc.

(a)(1)(C)	Form of Communication to Eligible Optionholders of Cambium Learning Group, Inc.

(a)(1)(D)	Form of Election Form.

(a)(1)(E)	Form of Notice of Withdrawal.

(a)(1)(F)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(G)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal.

(a)(1)(H)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer.

(a)(1)(I)	Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer.

(a)(1)(J)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(K)	Form of Reminder Communication to Eligible Optionholders about the Exchange Offer.

(d)(1)	Cambium Learning Group, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on August 8, 2009, File Number 333-161075).

(d)(2)	Form of Stock Option Agreement for the Cambium Learning Group, Inc. 2009 Equity Incentive Plan.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CAMBIUM LEARNING GROUP, INC.

By:	/s/ JOHN CAMPBELL
Name:	John Campbell
Title:	Chief Executive Officer

Date: June 24, 2013